December 8, 2004

By Facsimile and U.S. Mail

Arthur F. Schneiderman
Wilson Sonsini Goodrich & Rosati, PC
650 Page Mill Road
Palo Alto, California 94304-1050

	Re:	Centillium Communications, Inc.
		Schedule TO-I
		Filed November 30, 2004

Dear Mr. Schneiderman:

	We have the following comments on the above-referenced filing:

Offer to Purchase

1. It is unclear whether the company has disclosed the ratio of earnings to fixed charges and the book value per share as required by Item 1010(a)(3) and (4) of Regulation M-A. Please revise the filing to include this information or advise us of its location.
If the disclosure is not included in the information which was disseminated to option holders, please advise us how you intend to disseminate the revised information. Also, please tell us why you do not believe the pro forma information in Item 1010(b) is material.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1881 if you have any questions.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions